Press Release
CAE reports second quarter fiscal 2022 results
•Revenue of $814.9 million up 16% vs. $704.7 million in prior year
•EPS of $0.04 vs. negative $0.02 in prior year
•Adjusted EPS(1) of $0.17 vs. $0.13 ($0.03 excluding COVID-19 government support programs(2)) in prior year
•Operating income(3) of $39.2 million vs. $28.2 million in prior year
•Adjusted segment operating income(4) of $90.7 million vs. $79.3 million ($44.1 million excluding COVID-19 government support programs(5)) in prior year
•Orders(6) of $871.4 million for $8.8 billion backlog(6) and 1.07x book-to-sales ratio(6)
•Announced agreement post quarter to acquire Sabre's AirCentre airline operations portfolio

Montreal, Canada, November 11, 2021 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $814.9 million for the second quarter of fiscal 2022, compared with $704.7 million in the second quarter last year. Second quarter net income attributable to equity holders was $14.0 million ($0.04 per share) compared to a loss of $5.2 million (negative $0.02 per share) last year. Adjusted net income(7) in the second quarter of fiscal 2022 was $53.2 million ($0.17 per share) compared to $34.2 million ($0.13 per share) last year.

Operating income this quarter was $39.2 million (4.8% of revenue), compared to $28.2 million in the second quarter of fiscal 2021. Second quarter adjusted segment operating income was $90.7 million (11.1% of revenue) compared to $79.3 million last year. Adjusted segment operating income excluding COVID-19 government support programs was $90.7 million (11.1% of revenue) compared to $44.1 million last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)		Q2-2022	Q2-2021	Variance %
Revenue		$814.9	$704.7	16%
Operating income		$39.2	$28.2	39%
Adjusted segment operating income (SOI)		$90.7	$79.3	14%
As a % of revenue	%	11.1%	11.3
Adjusted SOI excluding COVID-19 government support programs		$90.7	$44.1	106%
As a % of revenue	%	11.1%	6.3
Net income (loss)		$17.2	$(6.0)	387%
Net income (loss) attributable to equity holders of the Company		$14.0	$(5.2)	369%
Basic and diluted earnings (loss) per share (EPS)		$0.04	$(0.02)	300%
Adjusted net income		$53.2	$34.2	56%
Adjusted EPS		$0.17	$0.13	31%
Adjusted net income excluding COVID-19 government support
programs (8)		$53.2	$8.4	533%
Adjusted EPS excluding COVID-19 government support programs		$0.17	$0.03	467%
Order intake		$871.4	$667.8	30%
Total backlog		$8,827.9	$8,296.2	6%

“Our year over year growth in the second quarter was driven by the strengthening of our Civil training business, the continued ramp up of structural cost saving initiatives, and the integration of the L3 Harris Military Training business in our Defence results,” said Marc Parent, CAE’s President and Chief Executive Officer. “Overall, we delivered 16% year over year revenue growth and $0.17 of adjusted earnings per share. We also booked $871 million in orders for a book-to sales ratio of 1.07 times and concluded the quarter with an $8.8 billion backlog. In

Defence, we closed the acquisition of L3 Harris Military Training in the quarter and it delivered solid revenue with a double-digit margin. We had lower organic performance in Defence this quarter, reflecting delays in orders and program execution, particularly internationally, largely due to the pandemic. And in Healthcare, I am encouraged by our third consecutive quarter of year over year revenue growth in our core, as we pursue scale and profitability with an expanded organization.”

On CAE’s outlook, Parent added, “While COVID-related impacts continue to affect all of our business units, we increasingly see a clearer path to recovery and a larger, more resilient, and more profitable CAE in the future. Specifically, we are currently targeting to reach a consolidated adjusted segment operating margin of approximately 17% by the time our markets are generally recovered, with steady room for further improvement thereafter. We expect to reach this level of profitability on a significantly larger base of business with a post-pandemic capital structure that will allow us to sustain ample flexibility to further invest in our future. We continue to play offence during this period of disruption, as evidenced by our recent announcement of the proposed acquisition of Sabre’s AirCentre business, which marks our ninth accretive acquisition since the pandemic began. As business conditions continue to improve further, we look to extend this posture as it relates to both organic and inorganic growth investment.”

Parent concluded, “Our opportunity set continues to look very attractive, and I’ve never been as excited about CAE’s future as I am today.”

Civil Aviation Training Solutions (Civil)
Second quarter Civil revenue was $362.1 million, stable compared to the second quarter last year on higher utilization in the Americas, and only five full-flight simulators (FFSs)(9) deliveries compared to 10 in the second quarter last year. Operating income was $49.9 million compared to $15.5 million in the same quarter last year. Adjusted segment operating income was $65.3 million (18.0% of revenue) compared to $51.9 million (14.2% of revenue) in the second quarter last year. Adjusted segment operating income excluding COVID-19 government support programs, of which there was none this quarter, was also $65.3 million (18.0% of revenue) compared to $34.2 million (9.4% of revenue) in the same quarter last year. During the quarter, Civil training centre utilization(10) was 53%, and since the end of the quarter, average training centre utilization has been trending to upwards of 60% globally.

During the quarter, Civil signed training solutions contracts valued at $408.9 million, including contracts for nine FFSs sales, bringing the first half FFS sales to date to 14. Notable training contracts for the quarter include a five-year aircraft maintenance training partnership agreement with Air Canada, a three-year exclusive agreement with Brussels Airlines, a five-year agreement with Envoy Air, a four-year agreement with PGA Portugalia, and a 5-year agreement with Alaska Airlines. In response to higher customer demand in business aviation training, following the quarter, Civil announced the expansion of its business aviation footprint with the introduction of a new flight-training location in Las Vegas, Nevada. The centre is expected to open in the summer of 2022 and will be Civil’s first west coast training facility in the U.S.

Civil's digital ecosystem solution has also been selected by Innotech-Execaire Aviation Group (IEAG) to improve efficiency of their operations, marking IEAG as the launch partner for CAE's innovative suite of digital services in the business aviation market. Furthermore, Civil announced a strategic partnership with BETA Technologies to design and develop a best-in-class pilot and maintenance technician training program for the ALIA eVTOL aircraft, as well as announced a new relationship with Starr Insurance Companies for a first of its kind program that combines a rigorous training regimen and insurance for single-pilot jet owners.

The Civil book-to-sales ratio was 1.13x for the quarter and 0.92x for the last 12 months. The Civil backlog at the end of the quarter was $4.3 billion.

In a move to accelerate Civil’s digital strategy and SaaS solutions, CAE announced an agreement following the quarter to acquire Sabre's AirCentre airline operations portfolio (AirCentre) - a highly valuable suite of flight and crew management and optimization solutions. The agreement, which is valued at US $392.5 million excluding post-closing adjustments, includes the Sabre AirCentre product portfolio, related technology and intellectual property as well as the transfer of AirCentre's highly talented workforce. The closing of the transaction is expected in the first quarter of calendar 2022 and is subject to customary conditions and regulatory approvals.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except SEU, FFSs)		Q2-2022	Q2-2021	Variance %
Revenue		$362.1	$364.5	(1%)
Operating income		$49.9	$15.5	222%
Adjusted segment operating income (SOI)		$65.3	$51.9	26%
As a % of revenue	%	18.0%	14.2
Adjusted SOI excluding COVID-19 government support programs		$65.3	$34.2	91%
As a % of revenue	%	18.0%	9.4
Order intake		$408.9	$353.3	16%
Total backlog		$4,263.2	$4,399.4	(3%)
Simulator equivalent unit (SEU)(11)		245	251	(2%)
FFSs in CAE’s network (9)		312	308	1%
FFS deliveries		5	10	(50%)
Utilization rate	%	53%	49	8%

Defence and Security (Defence)
Second quarter Defence revenue was $417.9 million, up 38% compared to the second quarter last year, which includes $135.1 million from L3Harris Technologies' Military Training business (L3H MT). Operating loss was $8.9 million compared to an income of $11.4 million in the same quarter last year. Adjusted segment operating income was $26.7 million (6.4% of revenue), including $16.2 million from L3H MT, compared to $24.2 million (8.0% of revenue) in the second quarter last year. Adjusted segment operating income excluding COVID-19 government support programs was also $26.7 million (6.4% of revenue) compared to $7.3 million (2.4% of revenue) in the same quarter last year. The organic Defence business (Defence excluding L3H MT) delivered lower sequential and year over year revenue, and adjusted segment operating income this quarter, reflecting delays in product-related orders and program execution, particularly internationally, which have been largely due to the pandemic.

During the quarter, CAE concluded the previously announced acquisition of L3H MT, which is highly complementary to CAE's core military training business. Defence booked orders for $427.6 million, including its first prime contract award from the US Intelligence Community with the Beyond 3D prototype for the National Geospatial Intelligence Agency (NGA). By integrating capabilities across digital technologies, big data architectures, machine learning and artificial intelligence, this is another example of CAE at the forefront of modeling and simulation expertise for mission and operations support across the multi-domain environment.

Other notable contracts include: the U.S. Army continuing to provide fixed-wing flight training and support services at the CAE Dothan Training Center; the U.S. Air Force (USAF) and Air National Guard to perform a range of simulator upgrades and modifications on F-16 simulators; the Federal Office of Bundeswehr Equipment, Information Technology and In-Service Support (BAAINBw) in Germany to upgrade and modify the Joint Lynx Simulator Training Establishment full-mission flight trainer based at Naval Air Station Nordholz and to upgrade and modify German Army NH90 simulators; the U.S. Navy to perform a range of simulator upgrades and modifications on F/A-18 training devices; the General Headquarters of the United Arab Emirates continuing to provide the UAE Air Force and Air Defence with training services for remotely piloted aircraft; and the USAF to perform a range of simulator upgrades and modifications on C-130H and E-3 Airborne Early Warning & Control training devices as well as continuing to provide Initial Flight Training services.

The Defence book-to-sales ratio was 1.02x for the quarter and 0.90x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $4.6 billion. The Defence pipeline remains strong with some $6.5 billion of bids and proposals pending customer decisions.

Summary of Defence and Security results
(amounts in millions)		Q2-2022	Q2-2021	Variance %
Revenue		$417.9	$303.2	38%
Operating (loss) income		$(8.9)	$11.4	(178%)
Adjusted segment operating income (SOI)		$26.7	$24.2	10%
As a % of revenue	%	6.4%	8.0
Adjusted SOI excluding COVID-19 government support programs		$26.7	$7.3	266%
As a % of revenue	%	6.4%	2.4
Order intake		$427.6	$277.5	54%
Total backlog		$4,564.7	$3,896.8	17%

Healthcare
Second quarter Healthcare revenue was $34.9 million, down 6% compared to the second quarter last year, which included $7.1 million revenue from a contract to supply the Canadian government with ventilators. Excluding revenue from the ventilator contract last year, revenue would have been 17% higher this quarter. Operating loss was $1.8 million compared to an income of $1.3 million in the same quarter last year. Adjusted segment operating loss was also $1.3 million compared to an income of $3.2 million (8.6% of revenue) in the second quarter last year. Adjusted segment operating loss excluding COVID-19 government support programs was $1.3 million, compared to an income of $2.6 million (7.0% of revenue) in the same quarter last year. Healthcare continued to deliver year over year quarterly revenue growth (excluding ventilators), as it ramps up an expanded and reenergized organization with a clear focus on achieving greater scale.

During the quarter, Healthcare launched two updates for CAE Maestro, the latest generation of software driving patient simulators, which significantly expand the value of CAE Maestro and enhance the capabilities of CAE's products. Furthermore, the standardized CAE Maestro Evolve operating system was expanded to additional simulators, including Lucina.

Healthcare also forged a new collaborative partnership with RCSI University of Medicine and Health Sciences (RCSI) to advance healthcare education, technology, and research through simulation. RCSI was also certified a CAE Centre of Excellence for simulation-based education and training, the first of its kind in Europe.

Summary of Healthcare results
(amounts in millions)		Q2-2022	Q2-2021	Variance %
Revenue		$34.9	$37.0	(6%)
Operating (loss) profit		$(1.8)	$1.3	(238%)
Adjusted segment operating (loss) income (SOI)		$(1.3)	$3.2	(141%)
As a % of revenue	%	—%	8.6
Adjusted SOI excluding COVID-19 government support programs		$(1.3)	$2.6	(150%)
As a % of revenue	%	—%	7.0

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $51.5 million during the second quarter of fiscal 2022, including $35.7 million of integration and acquisition costs related to L3H MT, and $13.2 million related to the restructuring program in connection with the previously announced measures to best serve the market by optimizing CAE’s global asset base and footprint, adapting its global workforce and adjusting its business to correspond with expected levels of demand for certain products and services. The Company continues to expect significant annual recurring cost savings to ramp up to a run rate of approximately $65 to $70 million by the start of fiscal year 2023.

Net cash provided by operating activities was $30.9 million for the quarter, compared to $45.6 million in the second quarter last year. Free cash flow(12) was $19.4 million for the quarter compared to $44.9 million in the second quarter last year. The decrease was mainly due to a decrease in cash provided by operating activities due, in part, to cash costs for restructuring, integration and acquisition costs this quarter, partially offset by lower investments in non-cash working capital. CAE normally expect a portion of non-cash working capital investments to reverse in the second half of the fiscal year.

Income tax recovery this quarter amounted to $13.0 million, representing a negative effective tax rate of 310%, compared to an effective tax rate of 14% for the second quarter last year. The income tax rate was impacted by restructuring, integration and acquisition costs this quarter, excluding which, the rate would have been negative 1%. On this basis, the decrease in the tax rate was mainly attributable to impacts of changes in tax laws on tax assets, a positive impact of tax audits in Canada and the change in the mix of income from various jurisdictions.

Growth and maintenance capital expenditures(13) totaled $46.7 million this quarter.

Net debt(14) at the end of the quarter was $2,481.5 million for a net debt-to-capital ratio(15) of 38.2%. This compares to net debt of $1,669.2 million and a net debt-to-capital ratio of 33.9% at the end of the preceding quarter. The increase in net debt is mainly attributed to the closing of the L3H MT acquisition and the execution of the related financing.

Adjusted return on capital employed (ROCE)(16) was 6.6% this quarter compared to 6.7% last quarter and 7.2% in the second quarter last year. Adjusted ROCE excluding COVID-19 government support programs was 5.5% this quarter compared to 5.3% last quarter and 6.0% in the second quarter last year.

CAE's participation in the Government of Canada CEWS program (COVID-19 government support) ceased on June 5, 2021 and accordingly, CAE did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

Management outlook
Since the start of the pandemic in March 2020, CAE has made several important strategic moves by seizing opportunities arising from market disruption, including raising approximately $1.5 billion in equity to pursue a pipeline of growth opportunities, and securing (or announcing) nine accretive acquisitions. At the same time as expanding CAE’s reach externally, the Company embarked on enterprise level initiatives to substantially lower its cost structure and achieve even greater levels of operational excellence, including consolidating its global asset base and innovating digitally enabled processes. CAE has been carrying out a growth strategy with the intent to emerge from the pandemic a larger, more resilient, and more profitable company than ever before. Specifically, the Company is currently targeting to reach a consolidated adjusted segment operating margin of approximately 17% by the time its markets are generally recovered, with steady room for further improvement thereafter. It expects to reach this level of profitability on a significantly larger base of business with a post-pandemic capital structure that will allow the Company to sustain ample flexibility to further invest in its future.

Expected secular trends are favourable for all three of the Company’s core business segments. Greater desire by airlines to entrust CAE with their critical training and digital operational support and crew management needs, higher expected pilot demand (attrition and crisis-induced career shifts) and strong growth in business jet travel demand are enduring positives for the Civil business. The paradigm shift from asymmetric to near-peer threat and recognition of the sharply increased need for digital immersion-based, synthetic solutions in national defence are tailwinds that favour the Defence business. Healthcare is poised to leverage opportunities presented by a growing nursing shortage and rising demand for Public Safety and Security.

The Company believes there is considerable pent-up demand for air travel, and the slope of Civil’s recovery to pre-pandemic levels and beyond depends on the timing and rate at which border restrictions and quarantine measures around the world can safely be lifted. Civil’s strong performance in the Americas, as evidenced by a current near-total recovery in training utilization and strengthening FFS order pipeline activity in that region, provide a compelling blueprint for the potential of a broader global recovery. In fiscal year 2022, the Company expects continued strong growth in Civil, weighted more heavily to the second half.

Given the increasing relevancy of training and simulation, CAE’s Defence segment is also on a multi-year path to becoming a larger and more profitable business. Management is currently focused on the successful integration of L3H MT and expects to fully realize the $35 to $45 million of cost synergies by fiscal year 2024. Defence is now more closely aligned with its defence customers’ utmost priorities and is established as the world's leading platform agnostic, global training and simulation defence pure play business. This is expected to bring increased potential to capture business around the world, accelerated with the expanded capability and customer set the combined entity now possesses. COVID-19 related headwinds persist for international defence business; however, management views them as temporary, and continues to expect to deliver strong growth for fiscal year 2022, with sequential quarterly improvements in Defence revenue and adjusted segment operating income in the second half. It expects this improvement to be driven by a reacceleration of order intake, including for higher-margin product programs, and for its annual Defence book-to-sales ratio to surpass 1x for the first time in the last four years. The Company also expects stronger Defence performance to be driven by higher levels of execution on programs involving products as pandemic-related disruptions ease, and the progressive realization of synergies related to the L3H MT integration.

And in Healthcare, the outlook is for continued quarterly year over year growth, as it ramps up an expanded and reenergized organization with a clear focus on achieving greater scale. The long-term potential is for Healthcare to become a material and profitable business within CAE, and for the current fiscal year, management expects it to deliver top- and bottom-line double-digit growth (excluding ventilators).

Total capital expenditures are expected to exceed $250 million in fiscal year 2022, primarily in support of sustainable and accretive growth opportunities. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of net income to free cash flow for the year. In addition to restructuring, integration and acquisition costs related to the L3H MT acquisition in Defence, CAE expects to incur total restructuring expenses related to its ongoing cost saving initiatives of approximately $50 million in fiscal year 2022. The Company continues to expect to reach a run-rate annual recurring cost savings of approximately $65 to $70 million by the start of fiscal year 2023.

Management’s expectations are based on the prevailing market conditions, the timing and degree of easing of global COVID-19-related mobility restrictions, and customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2021 MD&A.

Corporate Social Responsibility
During the quarter, CAE focused on its wellness program for employees. Several activities have taken place as part of the ‘R U OK? Initiative’ with the objective to stimulate discussions on mental health in the workplace and provide tools and techniques to help employees and leaders address such issues. CAE also launched its very first ‘CAE Be Active Challenge,’ which promotes physical activity through an online platform with a wide range of courses and exercises available to all employees globally. Finally, CAE’s Vaccination Centre located at its Montreal headquarters has completed its mandate to vaccinate employees of CAE and partner companies, as well as their families and the surrounding population. The centre concluded operations on August 20, after administering 33,000 vaccines against COVID-19.

To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated interim financial statements and MD&A for the quarter ended September 30, 2021 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q2 FY2022
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As a testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with more than 11,000 employees, 180 sites and training locations in over 35 countries.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisition of L3H MT and our proposed acquisition of Sabre's AirCentre airline operations portfolio, CAE's access to capital resource, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and Sabre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and Sabre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts.

Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of November 11, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 11, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2022 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, the completion of the proposed Sabre acquisition, the integration and the realization of the anticipated benefits and synergies of the proposed Sabre acquisition in the timeframe anticipated, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2021. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2021 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2021 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

Changes in non-GAAP measures and comparative figures
In the fourth quarter of fiscal 2021, we have changed the designation of the following profitability measures, without changing the composition of these financial measures:
–Operating income (formerly operating profit);
–Adjusted segment operating income (formerly segment operating income before specific items);
–Adjusted EBITDA (formerly EBITDA before specific items);
–Adjusted net income (formerly net income before specific items); and
–Adjusted earnings per share (formerly earnings per share before specific items).

We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income.

Comparative figures have been reclassified to conform to these adopted changes in presentation.

(1) Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and impairments and other gains and losses, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

(2) Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(3) Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

(4) Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

(5) Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance.

(6) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(7) Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

(8) Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(9) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(10) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(11) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(12) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(13) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(14) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(15) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(16) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Reconciliation of adjusted segment operating income

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended September 30	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$49.9	$15.5	$(8.9)	$11.4	$(1.8)	$1.3	$39.2	$28.2
Restructuring, integration and acquisition costs	15.4	36.4	35.6	12.8	0.5	1.9	51.5	51.1
Adjusted segment operating income (loss) (SOI)	$65.3	$51.9	$26.7	$24.2	$(1.3)	$3.2	$90.7	$79.3
COVID-19 government support programs	—	17.7	—	16.9	—	0.6	—	35.2
Adjusted SOI excluding COVID-19 government
support programs	$65.3	$34.2	$26.7	$7.3	$(1.3)	$2.6	$90.7	$44.1

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended
	September 30
(amounts in millions, except per share amounts)	2021	2020
Net income (loss) attributable to equity holders of the Company	$14.0	$(5.2)
Restructuring, integration and acquisition costs, after tax	39.2	39.4
Adjusted net income	$53.2	$34.2
COVID-19 government support programs, after tax	$—	$25.8
Adjusted net income excluding COVID-19 government support programs	$53.2	$8.4

Average number of shares outstanding (diluted)	318.7	265.8

Adjusted EPS	$0.17	$0.13
Adjusted EPS excluding COVID-19 government support programs	$0.17	$0.03

Reconciliation of free cash flow

(amounts in millions)	Q2-2022	Q2-2021
Cash provided by operating activities*	$78.2	$103.9
Changes in non-cash working capital	(47.3)	(58.3)
Net cash provided by operating activities	$30.9	$45.6
Maintenance capital expenditures	(10.3)	(4.6)
Change in other assets	(8.0)	(0.6)
Proceeds from the disposal of property, plant and equipment	6.1	0.2
Net proceeds from equity accounted investees	0.1	0.4
Dividends received from equity accounted investees	0.6	3.9
Free cash flow	$19.4	$44.9
* before changes in non-cash working capital

Reconciliation of capital employed and net debt

	As at September 30	As at March 31
(amounts in millions)	2021	2021
Use of capital:
Current assets	$2,156.6	$3,378.6
Less: cash and cash equivalents	(340.4)	(926.1)
Current liabilities	(1,703.3)	(2,633.3)
Less: current portion of long-term debt	205.7	216.3
Non-cash working capital	$318.6	$35.5
Property, plant and equipment	2,111.9	1,969.4
Other long-term assets	4,884.1	3,400.4
Other long-term liabilities	(814.5)	(767.1)
Total capital employed	$6,500.1	$4,638.2
Source of capital:
Current portion of long-term debt	$205.7	$216.3
Long-term debt	2,616.2	2,135.2
Less: cash and cash equivalents	(340.4)	(926.1)
Net debt	$2,481.5	$1,425.4
Equity attributable to equity holders of the Company	3,944.4	3,140.5
Non-controlling interests	74.2	72.3
Source of capital	$6,500.1	$4,638.2

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended September 30, 2021 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Consolidated Income (Loss) Statement

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Revenue	$814.9	$704.7	$1,567.6	$1,255.2
Cost of sales	587.3	513.7	1,126.2	956.2
Gross profit	$227.6	$191.0	$441.4	$299.0
Research and development expenses	30.7	25.6	54.2	45.7
Selling, general and administrative expenses	122.1	88.2	228.0	182.1
Other (gains) and losses	(4.1)	(2.7)	(9.8)	93.9
Share of after-tax (profit) loss of equity accounted investees	(11.8)	0.6	(20.1)	8.3
Restructuring, integration and acquisition costs	51.5	51.1	63.7	51.1
Operating income (loss)	$39.2	$28.2	$125.4	$(82.1)
Finance expense – net	35.0	35.2	63.6	70.3
Earnings (loss) before income taxes	$4.2	$(7.0)	$61.8	$(152.4)
Income tax recovery	(13.0)	(1.0)	(2.7)	(36.4)
Net income (loss)	$17.2	$(6.0)	$64.5	$(116.0)
Attributable to:
Equity holders of the Company	$14.0	$(5.2)	$60.4	$(115.8)
Non-controlling interests	3.2	(0.8)	4.1	(0.2)
Earnings (loss) per share attributable to equity holders of the Company
Basic and diluted	$0.04	$(0.02)	$0.20	$(0.44)

Consolidated Statement of Comprehensive Income (Loss)

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars)	2021	2020	2021	2020
Net income (loss)	$17.2	$(6.0)	$64.5	$(116.0)
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations	$49.4	$(13.7)	$11.8	$(119.6)
Net (loss) gain on hedges of net investment in foreign operations	(21.9)	25.1	(7.5)	72.2
Reclassification to income of foreign currency exchange differences	(1.0)	(10.7)	(3.2)	(16.5)
Net (loss) gain on cash flow hedges	(3.9)	13.1	(17.7)	43.4
Reclassification to income of losses (gains) on cash flow hedges	3.8	(7.4)	0.1	(12.4)
Income taxes	(5.6)	(3.6)	0.5	(11.0)
	$20.8	$2.8	$(16.0)	$(43.9)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	$32.5	$15.1	$36.1	$(107.9)
Net gain on financial assets carried at fair value through OCI	—	0.1	—	—
Income taxes	(8.6)	(3.8)	(9.5)	28.5
	$23.9	$11.4	$26.6	$(79.4)
Other comprehensive income (loss)	$44.7	$14.2	$10.6	$(123.3)
Total comprehensive income (loss)	$61.9	$8.2	$75.1	$(239.3)
Attributable to:
Equity holders of the Company	$58.0	$9.4	$70.8	$(236.3)
Non-controlling interests	3.9	(1.2)	4.3	(3.0)

Consolidated Statement of Financial Position

(Unaudited)	September 30	March 31
(amounts in millions of Canadian dollars)	2021	2021
Assets
Cash and cash equivalents	$340.4	$926.1
Restricted funds for subscription receipts deposit	—	700.1
Accounts receivable	559.1	518.6
Contract assets	588.9	461.9
Inventories	537.6	647.8
Prepayments	59.3	52.1
Income taxes recoverable	53.1	39.8
Derivative financial assets	18.2	32.2
Total current assets	$2,156.6	$3,378.6
Property, plant and equipment	2,111.9	1,969.4
Right-of-use assets	357.9	308.5
Intangible assets	3,431.1	2,055.8
Investment in equity accounted investees	445.0	422.2
Deferred tax assets	119.5	104.9
Derivative financial assets	7.2	13.2
Other non-current assets	523.4	495.8
Total assets	$9,152.6	$8,748.4

Liabilities and equity
Accounts payable and accrued liabilities	$796.1	$945.6
Provisions	42.0	52.6
Income taxes payable	16.2	16.2
Contract liabilities	634.6	674.7
Current portion of long-term debt	205.7	216.3
Liabilities for subscription receipts	—	714.1
Derivative financial liabilities	8.7	13.8
Total current liabilities	$1,703.3	$2,633.3
Provisions	28.8	30.9
Long-term debt	2,616.2	2,135.2
Royalty obligations	149.3	141.8
Employee benefits obligations	198.1	222.2
Deferred tax liabilities	93.7	123.5
Derivative financial liabilities	2.9	3.1
Other non-current liabilities	341.7	245.6
Total liabilities	$5,134.0	$5,535.6
Equity
Share capital	$2,219.7	$1,516.2
Contributed surplus	37.3	22.5
Accumulated other comprehensive income	56.7	58.1
Retained earnings	1,630.7	1,543.7
Equity attributable to equity holders of the Company	$3,944.4	$3,140.5
Non-controlling interests	74.2	72.3
Total equity	$4,018.6	$3,212.8
Total liabilities and equity	$9,152.6	$8,748.4

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Six months ended September 30, 2021	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$60.4	$60.4	$4.1	$64.5
Other comprehensive (loss) income	—	—	—	(16.2)	26.6	10.4	0.2	10.6
Total comprehensive (loss) income	—	$—	$—	$(16.2)	$87.0	$70.8	$4.3	$75.1
Issuance of common shares upon conversion of
subscription receipts	22,400,000	677.2	12.5	—	—	689.7	—	689.7
Exercise of stock options	1,032,293	26.3	(3.5)	—	—	22.8	—	22.8
Share-based payments expense	—	—	5.8	—	—	5.8	—	5.8
Transfer of realized cash flow hedge losses related
to business combinations	—	—	—	14.8	—	14.8	—	14.8
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at September 30, 2021	316,787,756	$2,219.7	$37.3	$56.7	$1,630.7	$3,944.4	$74.2	$4,018.6

	Attributable to equity holders of the Company
Six months ended September 30, 2020	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net loss	—	$—	$—	$—	$(115.8)	$(115.8)	$(0.2)	$(116.0)
Other comprehensive loss	—	—	—	(41.1)	(79.4)	(120.5)	(2.8)	(123.3)
Total comprehensive loss	—	$—	$—	$(41.1)	$(195.2)	$(236.3)	$(3.0)	$(239.3)
Exercise of stock options	167,500	2.8	(0.4)	—	—	2.4	—	2.4
Share-based payments expense	—	—	7.5	—	—	7.5	—	7.5
Balances as at September 30, 2020	265,787,127	$682.3	$34.0	$152.1	$1,394.9	$2,263.3	$85.6	$2,348.9

Consolidated Statement of Cash Flows

(Unaudited)
Six months ended September 30
(amounts in millions of Canadian dollars)	2021	2020
Operating activities
Net income (loss)	$64.5	$(116.0)
Adjustments for:
Depreciation and amortization	149.7	161.8
Impairment of non-financial assets	11.3	128.3
Share of after-tax (profit) loss of equity accounted investees	(20.1)	8.3
Deferred income taxes	(8.9)	(46.1)
Investment tax credits	(13.3)	(8.6)
Share-based payments expense	(1.8)	12.9
Defined benefit pension plans	11.9	9.6
Other non-current liabilities	(15.8)	(9.2)
Derivative financial assets and liabilities – net	15.6	(30.1)
Other	20.2	29.9
Changes in non-cash working capital	(311.5)	(183.6)
Net cash used in operating activities	$(98.2)	$(42.8)
Investing activities
Business combinations, net of cash acquired	$(1,376.4)	$—
Acquisition of investment in equity accounted investees	(4.3)	—
Additions to property, plant and equipment	(120.6)	(33.2)
Proceeds from disposal of property, plant and equipment	7.9	0.2
Additions to intangible assets	(38.9)	(28.7)
Net (payments to) proceeds from equity accounted investees	(0.4)	0.9
Dividends received from equity accounted investees	0.6	10.0
Other	(2.4)	(0.1)
Net cash used in investing activities	$(1,534.5)	$(50.9)
Financing activities
Net repayment of borrowing under revolving credit facilities	$—	$(555.4)
Proceeds from long-term debt	414.5	17.3
Repayment of long-term debt	(21.9)	(11.7)
Repayment of lease liabilities	(32.4)	(39.0)
Net proceeds from the issuance of common shares	691.8	2.4
Other	(1.1)	(0.7)
Net cash provided by (used in) financing activities	$1,050.9	$(587.1)
Effect of foreign currency exchange differences on cash and cash equivalents	$(3.9)	$(7.7)
Net decrease in cash and cash equivalents	$(585.7)	$(688.5)
Cash and cash equivalents, beginning of period	926.1	946.5
Cash and cash equivalents, end of period	$340.4	$258.0

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility 1-514-340-5536, helene.v.gagnon@cae.com